FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant's name into English)

Ahumada 251

Santiago, Chile

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing of the fine and written warning applied to Banco de Chile by the Chilean Financial Analysis Unit, for not timely reporting certain suspicious transactions in accordance with number 1) of Chapter I of the UAF Circular No. 49 of 2012.

Santiago, February 21, 2020

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Present

Ref: Essential Information

Mr. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulation for Banks and Financial Institutions, I inform you as an Essential Information that in accordance with the provisions of Articles 19 and following of Law No. 19,913, the Financial Analysis Unit (“UAF”) imposed a written warning and a fine for the amount of 800 Unidades de Fomento (US$28,240 approximately) to Banco de Chile, on the grounds that it did not timely report suspicious transactions in accordance with number 1) of Chapter I of the UAF Circular No. 49 of 2012.

Sincerely,

Rolando Arias Sánchez
Deputy Chief Executive Officer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2020.

Banco de Chile

/s/ Rolando Arias Sánchez
By:	Rolando Arias Sánchez
Deputy CEO